UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-15399

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

B.                Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 14, 2007

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Interest in Master Trust	$193,345,082	$166,985,892
Participant loans	3,982,305	3,514,917
Contributions receivable:
Company	317,273	569
Participant	449,277	—
Other receivable	31,984	—
	198,125,921	170,501,378

Liabilities
Administrative expenses	31,175	29,931
Net assets at fair value	198,094,746	170,471,447

Adjustment from fair value to contract value	856,287	585,982
Net assets available for benefits	$198,951,033	$171,057,429

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions
Contributions:
Participants	$11,976,567	$10,816,070
Company	7,860,926	6,877,558
Rollover	560,434	1,057,254
Transfer from related Plan	2,996,743	—
Net investment income from Master Trust	17,496,893	8,702,699
Interest income from participant loans	206,953	144,616
Total additions	41,098,516	27,598,197
Deductions
Benefit payments	12,884,737	11,360,093
Administrative expenses	320,175	343,995
Total deductions	13,204,912	11,704,088
Net increase	27,893,604	15,894,109
Net assets available for benefits:
Beginning of year	171,057,429	155,163,320
End of year	$198,951,033	$171,057,429

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.                                     Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Retirement Savings Plan for Salaried Employees (the Plan) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined.

Effective January 1, 2006, the Company’s Board of Directors approved a resolution making Packaging Corporation of Illinois (PCI) a participating employer in Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the PCA Plan).   Accordingly, participation in the PCI plan was frozen after December 31, 2005, and salaried employees of PCI are now eligible to participate in the PCA Plan effective January 1, 2006.   Prior to January 1, 2006, salaried employees of PCI participated in a separate 401(k) plan sponsored by PCI.  The Plan merger was approved effective August 9, 2006 and the assets were transferred on August 24, 2006.

Contributions

Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pre-tax compensation, as defined, with such contributions limited to $15,000 in 2006 and $14,000 in 2005 for employees under age 50 and $20,000 in 2006 and $18,000 in 2005 for employees 50 years and older. Participants may also rollover qualifying distributions from other qualified plans.

The Company matches participant pre-tax contributions on the following basis:

•                          The first 4% of pre-tax contributions are matched at a rate of 80%.

•                          The next 4% of pre-tax contributions are matched at a rate of 50%.

The Company does not match pre-tax contributions in excess of 8% of annual compensation. All Company matching contributions are invested in the PCA Common Stock Fund. Up until December 19, 2006 participants were not permitted to  transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover.  This transfer restriction was eliminated on December 20, 2006.

In addition to the Company match contribution, the Company also makes a retirement savings contribution to eligible employees after one year of service, up to 5% of compensation based on years of service, as defined.  The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax and Company matching contributions and rollovers from other qualified plans.

The Company retirement savings contribution becomes 100% vested upon completion of five years of service, three years of service effective December 19, 2006, or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their ongoing pre-tax contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance, in any of the available investment options provided by the Plan. Ongoing Company matching contributions and related earnings are invested in the PCA Common Stock Fund.

Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.

Benefit Payments

In the event of retirement, as defined, death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind unless an election is made to be distributed in cash. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants age 59½ or older may withdraw the entire value, or any portion thereof, of their account balance at any time.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                                     Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year, and investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of mutual funds and the commingled fund were based on quoted redemption values on the last business day of the Plan’s fiscal year. The fair value of the units owned by the Master Trust in the common collective trust fund is based on fair value of the underlying investments as determined by the fund sponsor. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit and responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statement of net assets available for benefits include fully benefit responsive contracts recognized at fair value.  AICPA Statement of Position 94-4-1, “Reporting of Invesment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pensions Plans”, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value.  The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation.

3.                                     Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the assets of the Master Trust at December 31, 2006 and 2005.

The following table presents investments held by the Master Trust:

	December 31,
	2006	2005
Assets
Mutual funds	$157,446,532	$130,999,710
Common collective trust fund	76,116,034	71,958,422
Other common stocks	11,416,915	8,637,299
PCA common stock fund:
PCA common stock	36,845,796	34,924,240
Short-term investment fund	607,230	664,173
Commingled fund	21,754,485	17,173,176
Short-term investment funds	506,462	285,660
Total assets at fair value	304,693,454	264,642,680
Adjustment from fair value to contract value	1,702,420	1,134,021
Total assets at contract value	$306,395,874	$265,776,701
Plan’s percentage interest in Master Trust at December 31, 2006 and 2005	63.46%	63.10%

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income for the Master Trust was as follows:

	Year Ended December 31,
	2006	2005
Interest income	$3,729,616	$3,313,260
Dividends	2,707,182	2,180,471
Other income	353,930	243,743
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	14,139,617	9,935,761
Other common stocks	3,189,535	(1,173,041)
PCA common stock	2,873,200	(314,877)
Commingled fund	(532)	823,092
Total investment income	$26,992,548	$15,008,409

4.                                     Nonparticipant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the Plan’s interest in the PCA common stock fund, which includes participant directed and nonparticipant directed investments, is as follows:

	December 31,
	2006	2005
Assets:
Interest in the PCA common stock fund	$36,007,590	$34,419,073
Contributions receivable:
Company	238,679	—
Participant	23,539	—
Total assets	$36,269,808	$34,419,073

	Year Ended December 31,
	2006	2005
Changes in assets:
Contributions:
Company	$6,280,746	$5,752,718
Participants	644,913	657,020
Rollovers	3,838	14,374
Interest and dividend income	1,611,643	1,405,108
Net realized and unrealized appreciation (depreciation) in fair value of investments	(1,156,562)	(296,401)
Benefits paid	(2,149,629)	(2,324,971)
Administrative expenses	(75,497)	(64,548)
Transfers to other investment accounts	(3,308,717)	(1,035,956)
Net increase in net assets	1,850,735	4,107,343
Assets at beginning of year	34,419,073	30,311,729
Assets at end of period year	$36,269,808	$34,419,073

5.                                     Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

6.                                     Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.                                     Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$198,951,033	$171,057,429
Amounts allocated to withdrawn participants	(700)	(35,389)
Adjustment of investments from fair value to contract value	(856,287)	(585,982)
Net assets available for benefits per the Form 5500	$198,094,046	$170,436,058

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$12,884,737
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	700
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	(35,389)
Benefits paid to participants per the Form 5500	$12,850,048

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2006

Description of Issue	Current Value

Participant loans — Interest rates ranging from 4.00% to 8.75% *	$3,982,305

*                                         Represents a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees (Name of Plan)

Date: June 26, 2007

/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm